FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006

                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached to this Report on Form 6-K as Exhibit 21.1 is list of the subsidiaries of Diana Shipping Inc. (the "Company"). This list has been updated to reflect the incorporation of Ailuk Shipping Company, Inc., a Marshall Islands corporation.

          This Report on Form 6-K is hereby incorporated by reference into the prospectus, filed on April 19, 2006, contained in the Company's effective "Shelf" Registration Statement, as amended, on Form F-3 (File No. 333-133410).

                                                                    Exhibit 21.1

                                      Country of              Portion of
Name of Significant Subsidiary        Incorporation           Ownership Interest
------------------------------        -------------           ------------------

Skyvan Shipping Company S.A.          Panama                  100%
Panama Compania Armadora S.A.         Panama                  100%
Eaton Marine S.A.                     Panama                  100%
Buenos Aires Compania Armadora S.A.   Panama                  100%
Husky Trading S.A.                    Panama                  100%
Chorrera Compania Armadora S.A.       Panama                  100%
Cypres Enterprises Corp.              Panama                  100%
Urbina Bay Trading S.A.               Panama                  100%
Darien Compania Armadora S.A.         Panama                  100%
Texford Maritime S.A.                 Panama                  100%
Changame Compania Armadora S.A.       Panama                  100%
Cerada International S.A.             Panama                  100%
Vesta Commercial S.A.                 Panama                  100%
Ailuk Shipping Company, Inc.          Marshall Islands        100%

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated: June 13, 2006                    By: /s/ Anastassis Margaronis
                                            -------------------------
                                            Anastassis Margaronis
                                            President

SK 23159 0002 677333